Computershare

82-18

Francine Beauséjour
Relationship Manager
Stock Transfer
Direct line: (514) 982-7888 ext. 7590
Direct fax: (514) 982-7580
Francine.beauséjour@computershare.com

RECEIVED
2005 FEB 18 P 3:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Investor Services

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

February 10, 2005


05005914

U.S. Securities & Exchange Commission
Office of International Corporate
Finance 3-9
450 - 5th Avenue N.W.
Washington (D.C)
20549 U.S.A.

SUPPL

Dear Sirs:

RE: DOMTAR INC.
Annual Meeting of Shareholders

Please be advised of the following Record and Meeting dates in respect to the Annual Meeting of Shareholders of the subject Company:

Record Date:	March 15, 2005
Meeting Date:	April 28, 2005
Place of Meeting:	Montréal, Québec

Do not hesitate to contact the undersigned should you need additional information with respect to the foregoing.

Yours very truly,

Francine Beauséjour

FB/ml

c.c.: Domtar Inc.

PROCESSED
FEB 22 2005
THOMSON FINANCIAL

dle 2/22